Exhibit 99.3

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders of

Wealth AI Pte. Ltd.

Opinion on the Financial Statements

We have audited the accompanying balance sheets of Wealth AI Pte. Ltd. (a Singapore corporation, referred as the “Company”) as of September 30, 2024 and 2023, the related statements of comprehensive (loss) income, statements of shareholders’ deficits, and statements of cash flows, for each of the two years then ended September 30, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024 and 2023, and the results of its operations and cash flows, for each of the two years then ended September 30, 2024, in conformity with generally accepted accounting principles in the United States of America.

The accompanying consolidated financial statements have been prepared assuming the Group will continue as a going concern. As discussed in Note 1 of the consolidated financial statements, the Group has incurred operating losses, and negative cash flows from operating activities. These conditions raise substantial doubt about its ability to continue as a going concern. The management’s plan regarding these matters is also described in Note 1. The consolidated financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

 Critical Audit Matters

The critical audit matters are the matters, arising from the current audits of the financial statements, which were communicated or required to be communicated to the audit committee, and that (i) related to accounts or disclosures which are material to the financial statements, and (ii) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Summit Group CPAs, P.C. (Formerly known as “Yu Certified Public Accountant, P.C.”)

(PCAOB ID: 5910)

We have served as the Company’s auditor since 2024.

New York, New York

September 19, 2025

WEALTH AI PTE. LTD.
BALANCE SHEETS
As of September 30, 2024 and 2023

(Stated in U.S. Dollars except share and per share data)

	September 30, 2024	September 30, 2023

CURRENT ASSETS
Cash and cash equivalents	$2,589	$14,292
Total current assets	2,589	14,292

Total assets	$2,589	$14,292

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amount due to a former director	1,685	8,904
Other payables and accrued liabilities	40,938	21,913
Total current liabilities	$42,623	$30,817

Total liabilities	$42,623	$30,817

Shareholders’ deficit
Ordinary shares: US$0.72 par value, 20,000 authorized, issued and outstanding shares	14,406	14,406
Accumulated deficit	(53,083)	(31,540)
Accumulated other comprehensive (loss) gain	(1,357)	609
Total shareholders’ equity	$(40,034)	$(16,525)
Total liabilities and shareholders’ deficit	$2,589	$14,292

See notes to the financial statements

WEALTH AI PTE. LTD.
STATEMENTS OF COMPREHENSIVE LOSS

For the years ended September 30, 2024 and 2023

(Stated in U.S. Dollars except share and per share data)

	2024	2023

Revenue	$—	—
Cost of revenue	—	—

Gross profit	—	—

Operation cost and expenses
Director’s fee	—	8,892
Selling, general and administrative expenses	21,124	22,408
Total operation cost and expenses	21,124	31,300

Loss from operations	21,124	31,300

Other expense	(419)	—

Losses before income taxes benefit	(21,543)	(31,300)

Net losses	$(21,543)	$(31,300)

Other comprehensive losses
Foreign currency translation adjustment	(1,966)	1,070
Total comprehensive losses	$(23,509)	$(30,230)

See notes to the financial statements

WEALTH AI PTE. LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the years ended September 30, 2024 and 2023

(Stated in U.S. Dollars except share data)

	Ordinary Shares			Accumulated other
	No. of Shares	Amount	Accumulated deficit	comprehensive income (loss)	Total
October 1, 2022	20,000	$14,406	$(240)	$(461)	$13,705
Net loss	—	—	(31,300)	—	(31,300)
Foreign currency translation adjustment	—	—	—	1,070	1,070
Balance, September 30, 2023	20,000	$14,406	$(31,540)	$609	$(16,525)
Net loss	—	—	(21,543)	—	(21,543)
Foreign currency translation adjustment	—	—	—	(1,966)	(1,966)
Balance, September 30, 2024	20,000	$14,406	$(53,083)	$(1,357)	$(40,034)

See notes to the financial statements

WEALTH AI PTE. LTD.
STATEMENTS OF CASH FLOWS

For the years ended September 30, 2024 and 2023

(Stated in U.S. Dollars)

	For the years ended September 30
	2024	2023
Cash flows from operating activities
Net loss	$(21,543)	$(31,300)
Changes in assets and liabilities:
Other payables and accrued liabilities	16,911	22,182
Net cash used in operating activities	(4,632)	(9,118)

Cash flows from financing activities:
(Decrease)/increase in amount due to a former director	(7,470)	8,681
Net cash (used in)/provided by financing activities	(7,470)	8,681

Effect of exchange rate changes on cash and cash equivalents	399	711

Net change in cash and cash equivalents	(11,703)	274
Cash and cash equivalents, beginning of the year	14,292	14,018
Cash and cash equivalents, end of the year	$2,589	$14,292

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$—	$—

See notes to the financial statements

WEALTH AI PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2024 and 2023

Note 1   Description of Business and Organization

Description of Business

Wealth AI PTE LTD. (the “Company”) is a limited liability company incorporated under the laws of Republic of Singapore on May 20, 2022. The registered address of the Company is 12 Marina Boulevard #17—01 Marina Bay Financial Centre Singapore. The principal activities of Wealth AI are the provision of data analytics, processing and related activities.

On August 20, 2024, Prestige Wealth Inc.(“PWI”) entered into a definitive acquisition agreement, pursuant to which PWI will acquire the Company by purchasing all shares of SPW Global Inc (“SPW” or the “seller”), the holding company of the Company. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of PWI issuable to the seller and key employees of the Company.

On November 4, 2024, the acquisition was completed and SPW and the Company became the wholly—owned subsidiaries of the PWI.

The Company is subjected to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful of continuous development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Going Concern

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of September 30, 2024 of $53,083, as well as expects to incur future additional losses. The Company’s cash level as of September 30, 2024 was $2,589, which was not adequate for operations in the 2024 fiscal year and financing was needed.

These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date of issuance of these financial statements.

WEALTH AI PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2024 and 2023

Note 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying balance sheet as of September 30, 2024 and 2023, and results of operations and cash flows for the years ended September 30, 2024 and 2023, have been derived from audited financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s financial statements are expressed in U.S. Dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s financial statements include, but are not limited to, provision for credit losses of accounts receivable, contract assets, note receivables, prepaid expense and other receivables recorded in prepaid expenses and other assets and amounts due from related parties, assessment for impairment of long-lived assets, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

WEALTH AI PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2024 and 2023

Note 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash and cash equivalents, amount due to a director, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of September 30, 2024 and 2023, cash consists primarily of checking and savings deposits. The Company’s cash balances may exceed those that are federally insured. To the issuance date of such financial statements, the Company has not recognized any losses caused by uninsured balances.

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include operating expenses, such as bank charges, accounting fee and professional fees. Operation cost and expenses were $21,124 and $31,300 for the years ended September 30, 2024 and 2023, respectively.

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. Tax positions not deemed to meet a more likely than not threshold would be recorded as a tax expense in the current year.

In accordance with ASC 740, Income Taxes, the Company is required to evaluate whether its tax positions taken or expected to be taken are more likely than not to be sustained upon examination by the taxing authority. As of September 30, 2024 and 2023, the management of the Company have determined that no provision for income taxes is required for the Company’s financial statements based on review of the Company’s tax positions for all open years. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognize interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. During the year ended September 30, 2024 and 2023, no interest or penalties related to unrecognized tax benefits was recognized. As of September 30, 2024 and 2023 the Company has no accrued interest or penalties.

WEALTH AI PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2024 and 2023

Note 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Company’s reporting currency is the U.S. dollar (“US$”) and the functional currency is the Singapore dollar (“SG$”). In the financial statements, the financial information of the Company’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in accumulated deficit during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of comprehensive income (loss). The exchange rates as of September 30, 2024 and 2023 are 1.2842 and 1.3661, respectively. The average exchange rates for the years ended September 30, 2024 and 2023 are 1.3386, and 1.3495, respectively.

Recently issued accounting pronouncements not yet adopted

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial statements.

Note 3  OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of September 30,
	2024	2023
Accrued audit fee	36,116	17,500
Accrued professional fee	3,905	4,413
Other payables(1)	917	—
Total	$40,938	$21,913

(1)	$293 and $624 are due to PWI and Prestige Asset Management Limited, which are the ultimate holding company and the related party of the Company after the completion of acquisition on November 4, 2024.

WEALTH AI PTE. LTD.

NOTES TO FINANCIAL STATEMENTS

For the years ended September 30, 2024 and 2023

Note 4  INCOME TAXES

There is no income tax expense as the Company has no taxable income for the current financial year.

There is no provision of income tax for the year ended September 30, 2024 and 2023.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s tax years remain open for examination by all tax authorities since inception, remain open to adjustment by the U.S. and state authorities.

Note 5  RELATED PARTIES BALANCES AND TRANSACTIONS

Related party transactions

Other than disclosed elsewhere in the financial statements, the transactions with related parties on terms agreed between the parties during the financial year are as follows:

	For the year ended September 30,
	2024	2023
Huang Yi Bin - Compensation to former director	$—	$8,784

The balances with the related parties are as follows:

	As of September 30,
	2024	2023
Amount due to a former director (1)
- Huang Yi Bin	$1,685	$8,904

(1)	Mr. Huang Yi Bin resigned as a director on August 1, 2024.

Note 6  SHAREHOLDERS’ EQUITY

The Company was incorporated in the Singapore on May 20, 2022 with authorized share capital of SG$20,000 (approximately to US$14,406) divided into 20,000 ordinary shares with a par value of SG$1(approximately to US$0.72) each. As of September 30, 2024 and 2023, 20,000 ordinary shares were issued and outstanding.

Note 7  SUBSEQUENT EVENT

The Company has not identified any events with a material financial impact on the Company’s financial statements except for the events listed below.

On November 4, 2024, PWI completed its acquisition of all shares of SPW, and SPW and the Company became the wholly—owned subsidiaries of the PWI. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of PWI issuable to the seller and key employees of the Company.

WEALTH AI PTE. LTD.
BALANCE SHEETS
As of March 31, 2025 and September 30, 2024

(Stated in U.S. Dollars except share and per share data)

	March 31, 2025	September 30, 2024
	Unaudited
CURRENT ASSETS
Cash and cash equivalents	$2,045	$2,589
Total current assets	2,045	2,589

Total assets	$2,045	$2,589

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities
Amount due to a former director	—	1,685
Amount due to a related company	7,214	—
Other payables and accrued liabilities	45,924	40,938
Total current liabilities	$53,138	$42,623

Total liabilities	$53,138	$42,623

Shareholders’ deficit
Ordinary shares: US$0.72 par value, 20,000 authorized, issued and outstanding shares	14,406	14,406
Accumulated deficit	(65,865)	(53,083)
Accumulated other comprehensive gain (loss)	366	(1,357)
Total shareholders’ equity	$(51,093)	$(40,034)
Total liabilities and shareholders’ deficit	$2,045	$2,589

See notes to the financial statements

WEALTH AI PTE. LTD.
STATEMENTS OF COMPREHENSIVE LOSS

For the six months ended March 31, 2025 and 2024

(Stated in U.S. Dollars except share and per share data)

	For the six months ended March 31,
	2025	2024
	Unaudited	Unaudited

Revenue	$—	—
Cost of revenue	—	—

Gross profit	—	—

Operation cost and expenses
Selling, general and administrative expenses	12,876	1,909
Total operation cost and expenses	12,876	1,909

Loss from operations	(12,876)	(1,909)

Other income (expense)	94	(312)

Losses before income taxes benefit	(12,782)	(2,221)

Net losses	$(12,782)	$(2,221)

Other comprehensive losses
Foreign currency translation adjustment	1,723	(202)
Total comprehensive losses	$(11,059)	$(2,423)

See notes to the financial statements

WEALTH AI PTE. LTD.
STATEMENTS OF CHANGES IN SHAREHOLDERS’ DEFICIT

For the six months ended March 31, 2025 and 2024

(Stated in U.S. Dollars except share data)

	Ordinary Shares			Accumulated other
	No. of Shares	Amount	Accumulated deficit	comprehensive income (loss)	Total
Balance, September 30, 2023	20,000	$14,406	$(31,540)	$609	$(16,525)
Net loss	—	—	(2,221)	—	(2,221)
Foreign currency translation adjustment	—	—	—	(202)	(202)
Balance, March 31, 2024 (Unaudited)	20,000	$14,406	$(33,761)	$407	$(18,948)

Balance, September 30, 2024	20,000	$14,406	$(53,083)	$(1,357)	$(40,034)
Net loss	—	—	(12,782)	—	(12,782)
Foreign currency translation adjustment	—	—	—	1,723	1,723
Balance March 31, 2025 (Unaudited)	20,000	$14,406	$(65,865)	$366	$(51,093)

See notes to the financial statements

WEALTH AI PTE. LTD.
STATEMENTS OF CASH FLOWS

For the six months ended March 31, 2025 and 2024

(Stated in U.S. Dollars)

	For the six months ended March 31,
	2025	2024
	Unaudited	Unaudited
Cash flows from operating activities
Net loss	$(12,782)	$(2,221)
Changes in assets and liabilities:
Other payables and accrued liabilities	7,638	1,760
Net cash used in operating activities	(5,144)	(461)

Cash flows from financing activities:
Decrease in amount due to a former director	(1,608)	(8,931)
Increase in amounts due to a related party	6,322	—
Net cash provided by (used in) financing activities	4,714	(8,931)

Effect of exchange rate changes on cash and cash equivalents	(114)	218

Net change in cash and cash equivalents	(544)	(9,174)
Cash and cash equivalents, beginning of the year	2,589	14,292
Cash and cash equivalents, end of the year	$2,045	$5,118

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION
Cash paid for income taxes	$—	$—

See notes to the financial statements

WEALTH AI PTE. LTD.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 1   Description of Business and Organization

Description of Business

Wealth AI PTE LTD. (the “Company”) is a limited liability company incorporated under the laws of Republic of Singapore on May 20, 2022. The registered address of the Company is 12 Marina Boulevard #17—01 Marina Bay Financial Centre Singapore. The principal activities of Wealth AI are the provision of data analytics, processing and related activities.

On August 20, 2024, Prestige Wealth Inc.(“PWI”) entered into a definitive acquisition agreement, pursuant to which PWI will acquire the Company by purchasing all shares of SPW Global Inc (“SPW” or the “seller”), the holding company of the Company. The total purchase price is US$4,500,000, subject to customary closing purchase price adjustments, with US$3 million being paid in cash and the remaining US$1.5 million being settled in the form of 780,000 class A ordinary shares and 1,620,000 class B ordinary shares of PWI issuable to the seller and key employees of the Company.

On November 4, 2024, the acquisition was completed and SPW and the Company became the wholly—owned subsidiaries of the PWI.

The Company is subjected to a number of risks similar to those of other companies of similar size in its industry, including, but not limited to, the need for successful of continuous development of products, the need for additional capital (or financing) to fund operating losses (see below), competition from substitute products and services from larger companies, protection of proprietary technology, patent litigation, dependence on key individuals, and risks associated with changes in information technology.

Going Concern

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and liquidation of liabilities during the normal course of operations. The Company incurred net losses, and utilized cash in operations since inception, has an accumulated deficit as of March 31, 2025 of $53,083, as well as expects to incur future additional losses. The Company’s cash level as of March 31, 2025 was $2,589, which was not adequate for operations in six months ended March 31, 2025 and financing was needed.

These factors raise substantial doubt about the Company’s ability to continue as a going concern for the next twelve months from the date of issuance of these financial statements.

WEALTH AI PTE. LTD.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation and consolidation

The accompanying balance sheet as of March 31, 2025 and September 30, 2024, and results of operations and cash flows for the six months ended March 31, 2025 and 2024, have been derived from audited financial statements. All inter-company transactions and balances have been eliminated upon consolidation.

This basis of accounting involves the application of accrual accounting and consequently, revenues and gains are recognized when earned, and expenses and losses are recognized when incurred. The Company’s financial statements are expressed in U.S. Dollars.

Use of estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Significant accounting estimates reflected in the Company’s financial statements include, but are not limited to, provision for credit losses of accounts receivable, contract assets, note receivables, prepaid expense and other receivables recorded in prepaid expenses and other assets and amounts due from related parties, assessment for impairment of long-lived assets, and the assessment of the valuation allowance on deferred tax assets. Actual results could differ from these estimates.

Fair value measurement

The Company applies ASC Topic 820, Fair Value Measurements and Disclosures which defines fair value, establishes a framework for measuring fair value and expands financial statement disclosure requirements for fair value measurements.

ASC Topic 820 defines fair value as the price that would be received from the sale of an asset or paid to transfer a liability (an exit price) on the measurement date in an orderly transaction between market participants in the principal or most advantageous market for the asset or liability.

ASC Topic 820 specifies a hierarchy of valuation techniques, which is based on whether the inputs into the valuation technique are observable or unobservable. The hierarchy is as follows:

Level 1	inputs to the valuation methodology are quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, and inputs that are observable for the assets or liability, either directly or indirectly, for substantially the full term of the financial instruments.

WEALTH AI PTE. LTD.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Level 3	inputs to the valuation methodology are unobservable and significant to the fair value. Unobservable inputs are valuation technique inputs that reflect the Company’s own assumptions about the assumptions that market participants would use in pricing an asset or liability.

Management of the Company is responsible for considering the carrying amount of cash and cash equivalents, amount due to a director, other payable and accrued liabilities, based on the short-term maturity of these instruments to approximate their fair values because of their short-term nature.

Cash and cash equivalents

The Company considers all highly liquid investments with an original maturity of three months or less when purchased to be cash and cash equivalents. Cash and cash equivalents are recorded at cost, which approximates fair value. As of March 31, 2025 and September 30, 2024, cash consists primarily of checking and savings deposits. The Company’s cash balances may exceed those that are federally insured. To the issuance date of such financial statements, the Company has not recognized any losses caused by uninsured balances.

Operation cost and expenses

Operation cost and expenses are recorded on the accrual basis, which mainly include operating expenses, such as bank charges, accounting fee and professional fees. Operation cost and expenses were $21,124 and $31,300 for the six months ended March 31, 2025 and 2024, respectively.

Income taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax bases of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB ASC 740. As changes in tax laws or rate are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

The Company is required to determine whether its tax positions are more likely than not to be sustained upon examination by the applicable taxing authority based on the technical merits of the position. Tax positions not deemed to meet a more likely than not threshold would be recorded as a tax expense in the current year.

In accordance with ASC 740, Income Taxes, the Company is required to evaluate whether its tax positions taken or expected to be taken are more likely than not to be sustained upon examination by the taxing authority. As of March 31, 2025 and September 30, 2024, the management of the Company have determined that no provision for income taxes is required for the Company’s financial statements based on review of the Company’s tax positions for all open years. The Company does not expect that its assessment regarding unrecognized tax benefits will materially change over the next 12 months. However, the Company’s conclusions may be subject to review and adjustment at a later date based on factors including, but not limited to, questioning the timing and amount of deductions, the nexus of income among various tax jurisdictions, compliance with U.S. federal, U.S. state and foreign tax laws, and changes in the administrative practices and precedents of the relevant taxing authorities.

The Company recognize interest and penalties related to unrecognized tax benefits in interest expense and other expenses, respectively. During the six months ended March 31, 2025 and 2024, no interest or penalties related to unrecognized tax benefits was recognized. As of March 31, 2025 and September 30, 2024 the Company has no accrued interest or penalties.

WEALTH AI PTE. LTD.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 2  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (cont.)

Comprehensive income

Comprehensive income is comprised of the Company’s net income and other comprehensive income (loss). The component of other comprehensive income or loss is consisted solely of foreign currency translation adjustments, net of the income tax effect.

Functional currency and foreign currency translation and transactions

The Company’s reporting currency is the U.S. dollar (“US$”) and the functional currency is the Singapore dollar (“SG$”). In the financial statements, the financial information of the Company’s subsidiaries has been translated into US$. Assets and liabilities are translated at the exchange rates on each balance sheet date, while equity amounts are translated at historical exchange rates, except for changes in accumulated deficit during the year which is the result of income statement translation process, and revenues, expenses, gains and losses are translated using the average exchange rates during each of the years. Translation adjustments are reported as foreign currency translation adjustments and are shown as a separate component of other comprehensive income or loss in the statements of comprehensive income (loss). The exchange rates as of March 31, 2025 and September 30, 2024 are 1.3661 and 1.3661, respectively. The average exchange rates for the six months ended March 31, 2025 and 2024 are 1.3386, and 1.3495, respectively.

Recently issued accounting pronouncements not yet adopted

On November 27, 2023, the FASB issued ASU 2023-07, Segment Reporting (Topic 280): Improvements to Reportable Segment Disclosures. ASU 2023-07 is designed to improve the reportable segment disclosure requirements, primarily through enhanced disclosures about significant segment expenses that are regularly provided to the CODM. All public entities will be required to report segment information in accordance with the new guidance starting in annual periods beginning after December 15, 2023, with early adoption permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial statements.

In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures. ASU 2023-09 expands existing income tax disclosures for rate reconciliations by requiring disclosure of certain specific categories and additional reconciling items that meet quantitative thresholds and expands disclosures for income taxes paid by requiring disaggregation by certain jurisdictions. ASU 2023-09 is effective for annual periods beginning after December 15, 2024. Early adoption is permitted. The Company is currently evaluating the impact of adopting the standard and does not expect that the adoption of this guidance will have a material impact on its financial statements.

Note 3  OTHER PAYABLES AND ACCRUED LIABILITIES

Other payables and accrued liabilities consist of the following items:

	As of March 31 2025	As of September 30, 2024
	Unaudited
Accrued audit fee	34,535	36,116
Accrued professional fee	1,217	3,905
Accrued payroll	8,560	—
Other payables	1,612	917
Total	$45,924	$40,938

WEALTH AI PTE. LTD.

NOTES TO UNAUDITED INTERIM FINANCIAL STATEMENTS

Note 4  INCOME TAXES

There is no income tax expense as the Company has no taxable income for the six months ended March 31, 2025 and 2024.

There is no provision of income tax for the six months ended March 31, 2025 and 2024.

The Company is subject to income taxes in the U.S. federal jurisdiction and various state jurisdictions. Tax regulations within each jurisdiction are subject to the interpretation of the related tax laws and regulations and require significant judgment to apply. The Company’s tax years remain open for examination by all tax authorities since inception, remain open to adjustment by the U.S. and state authorities.

Note 5  RELATED PARTIES BALANCES AND TRANSACTIONS

Related party transactions

Other than disclosed elsewhere in the financial statements, the transactions with related parties on terms agreed between the parties during the financial year are as follows:

	For the six months ended March 31,
	2025	2024

Huang Yi Bin - Compensation to former director	$—	$8,784

The balances with the related parties are as follows:

	As of March 31 2025	As of September 30, 2024
	Unaudited
Amount due to a former director (1)
- Huang Yi Bin	$—	$1,685
Amount due to a related company(2)	$7,214	$—

(1)	Mr. Huang Yi Bin resigned as a director on August 1, 2024.

(2)	The balance as of March 31, 2025 mainly represented the expense paid on behalf from PPWM for the Company’s operation.

Note 6  SHAREHOLDERS’ EQUITY

The Company was incorporated in the Singapore on May 20, 2022 with authorized share capital of SG$20,000 (approximately to US$14,406) divided into 20,000 ordinary shares with a par value of SG$1(approximately to US$0.72) each. As of March 31, 2025 and September 30, 2024, 20,000 ordinary shares were issued and outstanding.

Note 7  SUBSEQUENT EVENT

The Company has not identified any events with a material financial impact on the Company’s financial statements.